NEWS RELEASE

Clifton Star reports 2011 drill results on Duparquet.

Quebec City, QUEBEC--( March 1st, 2012) - Clifton Star Resources Inc. ("CFO" or "Clifton") (TSXV-CFO; Deutsche Boerse-C3T) is pleased to announce results from its 2011 drill program at the Duparquet Project, located along the prolific Destor-Porcupine Fault in the Abitibi region of Quebec. Drilling focused on the Beattie, Donchester and Central Duparquet properties.

From June to December 2011, Clifton drilled 85 holes for 26,754 meters. Most were deepening of previous 2010 holes to reach the North zone at depth.

Some Highlights:

North Zone:

Hole BD 10-277 with 58.3 meters grading 2.06 g/t Au

RW/RS Zone:

Hole BD11-335 with 16.0 metres grading 9.02 g/t Au, near surface, drilled to test stacked horizontal structures.

South Zone:

BD11-334M with 41.0 metres at 2.08 g/t Au

The mineralization on the Duparquet Project is composed of a fairly well defined North and South Zone, as well as several smaller subvertical, and possibly folded, mineralized zones that extend in an east-west direction, and have been traced for over 2.6 km along strike (See Figure 1 of schedule 1). The individual mineralized zones, which can be up to 80m wide, include the North Zone, West Zone, RW Zone, RS Zones and the South Zone. A second mineralized syenite-porphyry (the Main Zone) occurs parallel and to the southeast of the Beattie-Donchester intrusion on the Central Duparquet and Dumico properties. The style of mineralization is similar in nature to the Beattie-Donchester Syenite but has seen significantly less exploration work in the recent past.

The 2011 exploration program on the Beattie Property continued the drilling on 100m spaced lines, while extending the depth extension of the mineralized zones from the initial 400m below surface to 500m metres below surface. Much of this was accomplished by extending previous drill holes, as well as collaring several new holes from surface. A large majority of the holes being reported today targeted the extensive and continuous nature of the North Zone. Several holes were also completed in high-grade pockets of the West Zone and RW-RS zones in order to better define the geometry and continuity of these zones. The results of the 2011 drill program are very encouraging, as can be seen from the results that are listed in the following summary tables in this news release, and the more detailed results in the tables provided immediately after the text of this news release.

Highlights from the 2011 drill program:

•

Gold mineralization within the North Zone has been traced along strike in an East-West direction by recent drilling for 2.6 km across the Beattie and Donchester properties. Several of the holes from the 2010 drill program, which were stopped short of the North Zone, were extended in this recent program to test this zone. The North Zone has a vertical to steep southerly dip of 85 to 90 degrees. The true thicknesses of the intersections in the North Zone are typically 60% of the core length. The best intersections along the North Zone from the 2011 drill program include (See Figures 2, 7 and 8 of schedule 1):

Hole	Length of Intersection	Grade (g/t Au)	Location
BD10-133	31.5 metres	2.03	North Zone
BD10-168	32.9 metres	1.64	North Zone
BD10-170	36.0 metres	2.25	North Zone
BD10-171	30.7 metres	1.79	North Zone
BD10-173	28.1 metres	1.96	North Zone
BD10-218	33.0 metres	1.99	North Zone
BD10-277	58.3 metres	2.06	North Zone
D11-149	32.3 metres	1.66	North Zone

•

Gold mineralization was intersected from shallow infill drilling in the West Zone and  along the RW and RS zones, which are located between the North and South zones on the Beattie and Donchester properties. The mineralization of the West Zone, RW and RS is more structurally complex, exhibiting signs of stacking or folding and local gold enrichment in the area. Several holes were drilled in 2011 in order to develop a better understanding of the orientation of these high-grade zones. While true thickness is difficult to estimate based on the current holes, they did show the continuity of the gold mineralization The best intersections include (See Figures 3, 6 and 9 of schedule 1):

Hole	Length of Intersection	Grade (g/t Au)	Location
BD11-333	78.0 metres	1.69	West Zone
Including	31.0 metres	2.55	West Zone
BD11-335	16.0 metres	9.02	RW/RS Zone
BD11-336M	19.0 metres	3.76	RW/RS Zone
BD11-339	77.0 metres	2.94	RW/RS Zone
BD11-341	38.0 metres	1.74	RW/RS Zone

•

The South Zone typically has a steep dip, varying from 75 to 85 degrees to the south. The true thicknesses of the intersections in the South Zone are typically 40-45% of the core length. The best intersection along the South Zone on the Beattie and Donchester is shown below (See Figures 4 and 6 of schedule 1):

Hole	Length of Intersection	Grade (g/t Au)	Location
BD11-334M	41.0 metres	2.08	South Zone

•

The Main Zone of the Central Duparquet Property is located adjacent and to the east of the Beattie and Donchester properties. The Main zone has a steep dip of 80 to 85 degrees to the north. The true thicknesses of the intersections in the Main Zone are typically 60% of the core length. Gold mineralization in the Main Zone from the 2011 drill program on the Central Duparquet property, returned intervals which include (See Figures 5 of schedule 1):

Hole	Length of Intersection	Grade (g/t Au)	Location
CD11-01	37.0 metres	1.79	CD-Main Zone
CD11-03	19.0 metres	4.86	CD-Main Zone

In 2011 Clifton completing 26,754.2 metres of drilling in 85 drill holes. This drilling included 29 drill hole extensions and 56 new holes collared from surface. A total of 13,037.2 metres of reaming was completed in the historical holes, along with 13,717 metres of new core drilling in the extended holes and new holes collared from surface. Twelve of these holes were drilled to collect material for metallurgical testing that was sent to SGS Lakefield.

All 2011 drill hole program data will be incorporated into a comprehensive NI 43-101 resource report on the Duparquet Project, which includes the Beattie, Donchester, Dumico and Central Duparquet properties, as well as the Beattie tailings, that is presently being prepared by InnovExplo, a mining consulting firm located in Val-d’Or. The Company expects to have the report conclusions available for release in April of 2012.

The InnovExplo NI 43-101 resource report will form the basis for retaining an independent consulting firm to prepare a Preliminary Economic Assessment (“PEA”). Clifton currently has 2 drill rigs on the Beattie and Donchester properties embarking on a 20 hole drill program that has been approved for the first half of 2012. The drill program will take advantage of extending existing holes that either ended in mineralization or were stopped short of the North Zone. The primary focus of the drilling until the end of the year will be continued surface exploration of the various zones at the Beattie, Donchester, Dumico and Central Duparquet properties in order to better define the limits of the known mineralization between 400-600 metres below surface, as well as identify the limits of higher grade sections within the known zones.

Technical Information and Qualified Persons

The assay analyses performed during Clifton’s drill programs are subject to a formal quality assurance and quality control (QA/QC) program. Diamond drill core was logged and sampled on site at the Company's exploration office in Duparquet, with samples transported by the Company and Courtesy Courier to Activation Laboratories Ltd. (Ste-Germaine de Boule and Ancaster), an independent accredited laboratory, for assay analysis. Standard reference materials, blanks, and field duplicates samples are inserted prior to shipment from site to monitor the quality control of the data. Check assay analyses are carried out by ALS Minerals, a laboratory that is also independent of the Company. Samples with higher grade gold (greater than 3 grams per tonne) are reassayed using a gravimetric and or pulps and metallic procedure. All assays greater than 30 grams per tonne were cut to 30 grams. The Company's exploration team designed and executed the 2011 drilling program under the supervision of Mr. Fred Archibald, P.Geo, The content of this news release has been written and approved Mr. Louis Martin P.Geo, a Qualified Person as defined by National Instrument 43-101.

Duparquet Project
Drilling Results

Drill Hole	From (m)	To (m)	Width (m)	Au g/t	Section	Zone
BD10-133	475.00	479.80	4.80	1.48	630900E	NZ
BD10-133	520.90	552.40	31.50	2.03	630900E	NZ
Including	520.90	524.00	3.10	4.23	630900E
And	531.10	537.20	6.10	3.07	630900E
And	545.80	552.40	6.60	3.23	630900E
BD10-134				NSA	630900E	RS/RW
BD10-151	784.20	788.00	3.80	2.15	631200E	NZ
Including	785.00	787.00	2.00	2.95	631200E
BD10-158	479.00	491.00	12.00	2.13	631200E	RW
Including	479.00	487.00	8.00	2.83	631200E
BD10-168	497.00	529.90	32.90	1.64	630800E	NZ
Including	509.00	517.00	8.00	2.57	630800E
And	524.00	527.00	3.00	2.86	630800E
BD10-170	530.00	566.00	36.00	2.25	630800E	NZ
BD10-171	448.30	479.00	30.70	1.79	630700E	NZ
Including	448.30	467.00	18.70	2.23	630700E
And	477.00	478.00	1.00	3.68	630700E
BD10-173	514.90	543.00	28.10	1.96	630700E	NZ
Including	514.90	526.00	11.10	2.63	630700E
And	540.00	542.00	2.00	5.52	630700E
BD10-173	593.00	602.00	9.00	1.05	630700E	NZ
BD10-178	494.50	501.90	7.40	3.21	630300E	NZ
Including	496.30	500.30	4.00	5.24	630300E
BD10-180A				NSA	630300E	-
BD10-198	480.00	506.00	26.00	0.71	630800E	RW
BD10-198	610.00	624.00	14.00	1.20	630800E	NZ
BD10-198	635.00	661.00	26.00	1.09	630800E	NZ
Including	651.00	657.00	6.00	2.32	630800E
BD10-218	522.46	529.00	6.54	0.90	630800E	RW
BD10-218	720.40	753.40	33.00	1.99	630800E	NZ
Including	721.40	736.40	15.00	3.28	630800E
BD10-223	585.60	611.00	25.40	1.34	630700E	NZ
Including	590.60	594.00	3.40	3.23	630700E
BD10-223	626.00	634.20	8.20	2.17	630700E	NZ
Including	627.00	629.00	2.00	5.38	630700E

Drill Hole	From (m)	To (m)	Width (m)	Au g/t	Section	Zone
BD10-223	645.00	651.80	6.80	1.47	630700E	NZ
Including	650.10	650.90	0.80	5.78	630700E
BD10-225	501.00	505.00	4.00	1.86	630600E	RW
Including	501.00	503.00	2.00	2.35	630600E
BD10-225	610.90	640.80	29.90	0.91	630600E	NZ
Including	610.90	615.00	4.10	2.47	630600E
BD10-230				NSA	630300E	SZ
BD10-232	667.20	670.30	3.10	5.90	631100E	NZ
BD10-234	600.80	611.20	10.40	3.00	631100E	NZ
Including	600.80	609.20	8.40	3.39	631100E
BD10-235	557.50	569.30	11.80	2.53	631100E	NZ
Including	558.30	566.80	8.50	3.14	631100E
BD10-239	378.50	381.80	3.30	2.77	631100E	NZ
Including	379.30	381.80	2.50	3.44	631100E
BD10-240	453.50	459.50	6.00	1.11	631100E	NZ
BD10-253	423.30	450.00	26.70	0.83	630600E	NZ
BD10-253	461.00	466.90	5.90	1.76	630600E	NZ
Including	465.00	466.90	1.90	4.11	630600E
BD10-271	498.00	507.00	9.00	0.94	630600E	NZ
BD10-271	524.00	530.00	6.00	1.23	630600E	NZ
BD10-276				NSA	630400E	NZ
BD10-277	348.80	407.10	58.30	2.06	630600E	NZ
Including	348.80	349.60	0.80	3.32	630600E
And	354.90	356.50	1.60	3.05	630600E
And	361.10	368.90	7.80	2.99	630600E
And	387.00	407.10	20.10	3.05	630600E
BD10-280				NSA	630400E	NZ
BD10-284	511.30	545.00	33.70	1.15	630500E	NZ
Including	512.00	514.00	2.00	2.43	630500E
BD10-285	458.00	462.00	4.00	1.39	630500E	RW
BD10-288A				NSA	630300E	RW
BD10-290	499.70	512.30	12.60	1.80	630500E	NZ
Including	499.70	502.60	2.90	4.13	630500E
And	509.30	511.30	2.00	3.44	630500E
BD10-303				NSA	630800E	NZ
BD11-329				NSA	630750E	NZ
BD11-330				NSA	630800E	NZ
BD11-331	23.90	29.00	5.10	2.06	630900E	SZ
BD11-332	59.60	62.80	3.20	1.89	630050E	WZ
Including	59.60	61.20	1.60	2.95	630050E

Drill Hole	From (m)	To (m)	Width (m)	Au g/t	Section	Zone
BD11-333	55.00	59.80	4.80	5.95	630100E	WZ/RW
BD11-333	71.50	78.70	7.20	1.48	630100E	WZ/RW
BD11-333	85.50	88.50	3.00	1.13	630100E	WZ/RW
BD11-333	95.50	173.50	78.00	1.69	630100E	WZ/RW
Including	106.00	137.00	31.00	2.55	630100E
And	150.00	154.00	4.00	2.03	630100E
And	161.00	165.00	4.00	2.82	630100E
BD11-333M	219.00	224.00	5.00	2.37	630100E	NZ
BD11-334				NSA	630150E	Met Hole
BD11-334M	4.00	45.00	41.00	2.08	630150E	SZ
Including	4.00	11.00	7.00	2.94	630150E
And	27.00	45.00	18.00	2.65	630150E
BD11-335	8.00	24.60	16.60	9.02	630800E	RW/RS
BD11-335M				Met Hole	630800E
BD11-336				Met Hole	630800E	RW/RS
BD11-336M	9.00	28.00	19.00	3.76	630800E	RW
Including	14.00	27.00	13.00	4.88	630800E
BD11-337	30.0	32.0	2.0	1.13	630800E	RW/RS
BD11-338				NSA	630800E	RW/RS
BD11-339	5.0	82.0	77.0	2.94	630800E	RW/RS
Including	5.0	37.0	32.0	5.42
BD11-340	21.0	50.0	29.0	1.69	630900E	RW/RS
Including	25.0	32.0	7.0	2.87
BD11-341	39.0	77.0	38.0	1.74	630900E	RW/RS
Including	58.0	76.0	18.0	2.76
D11-146	17.00	23.50	6.50	1.76	631900E	SZ
D11-146M				Met Hole	631900E	SZ
D11-147	22.00	40.00	18.00	1.01	631900E	SZ
Including	27.00	30.00	3.00	2.82	631900E
D11-147M				Met Hole	631900E	SZ
D11-147MM				Met Hole	631900E	SZ
D11-147MMM				Met Hole	631900E
D11-148	108.90	127.00	18.10	2.29	631750E	NZ
D11-149	157.00	189.30	32.30	1.66	631750E	NZ
Including	163.00	176.00	13.00	2.88	631750E
And	187.00	189.30	2.30	2.28	631750E
D11-150	82.00	100.40	18.40	1.98	631500E	NZ
D11-151	162.00	164.00	2.00	1.68	631500E	NZ
D11-151	250.00	258.50	8.50	1.10	631500E	NZ
Including	257.00	258.50	1.50	2.11	631500E

Drill Hole	From (m)	To (m)	Width (m)	Au g/t	Section	Zone
D11-152	45.00	52.00	7.00	0.64	631500E	RW
D11-152	62.00	67.90	5.90	1.63	631500E	RW
D11-152	79.00	83.80	4.80	1.14	631500E	RW
D11-152	301.00	319.10	18.10	1.38	631500E	NZ
Including	309.70	315.00	5.30	2.68	631500E
D11-153	371.00	378.00	7.00	1.94	631500E	NZ
Including	372.00	375.00	3.00	3.06	631500E
D11-154	174.00	175.00	1.00	1.21	631500E
D11-155	126.0	129.0	3.0	1.66	631400E	NZ
D11-156	113.1	120.0	6.9	3.63	631400E	NZ
D11-157	196.8	221.0	24.2	1.29	631400E	NZ
Including	196.8	199.0	2.2	3.14
D11-158	285.0	312.0	27.0	1.55	631400E	NZ
Including	291.0	298.0	7.0	2.77
D11-159	235.0	240.0	5.0	3.64	631400E	RS
Including	235.0	238.0	3.0	5.26
D11-160	146.0	147.8	1.8	1.78	631400E	RS
D11-161	108.0	119.8	11.8	1.71	631400E	RS
Including	110.0	114.6	4.6	2.76
CD11-01	13.00	50.00	37.00	1.79	633000E	CD-Main
Including	21.00	24.00	3.00	5.28	633000E
And	45.00	50.00	5.00	4.02	633000E
CD11-01M				Met Hole	633000E	CD-Main
CD11-01MM				Met Hole	633000E	CD-Main
CD11-02	10.50	21.00	10.50	2.12	633000E	CD-Main
Including	14.00	17.00	3.00	4.22	633000E
CD11-02A	15.00	34.10	19.10	1.59	633000E	CD-Main
Including	15.00	18.00	3.00	3.10	633000E
And	30.00	32.00	2.00	3.64	633000E
CD11-03	48.00	67.00	19.00	4.86	632900E	CD-Main
CD11-04	114.68	117.68	3.00	2.69	632900E	CD-Main
CD11-04	325.00	334.00	9.00	3.74	632900E	CD-F
CD11-05	140.00	144.05	4.05	5.04	633000E	CD-Main
CD11-06	69.50	70.70	1.20	3.50	633150E	CD-F
CD11-07	207.00	212.00	5.00	1.70	633000E	CD-F
Including	208.00	209.00	1.00	4.11	633000E
CD11-07	409.00	416.00	7.00	1.69	633000E	CD-Main
Including	409.00	411.00	2.00	3.89	633000E
CD11-07	459.00	464.00	5.00	1.93	633000E	CD-Main
CD11-08	225.0	232.0	7.0	0.81	632800E	CD-Main

Drill Hole	From (m)	To (m)	Width (m)	Au g/t	Section	Zone
CD11-09	83.00	96.00	13.00	1.24	632800E	CD-Main
Including	88.00	92.00	4.00	2.76	632800E
CD11-10	217.9	218.7	0.8	2.19	632200E	CD-Main
CD11-11	51.0	63.5	12.5	0.96	632200E	CD-Main

For further information please contact:

Michel F. Bouchard

President and CEO

Clifton Star Resources Inc.

mbouchard@cfo-star.com

418-914-9922

Neither the TSX Venture Exchange nor its Regulations Services Provider (as the term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Statement on Forward Looking Information

Certain information included in this press release, including any information as to our future exploration, financial or operating performance and other statements that express management's expectations or estimates of future performance, constitute ‘forward-looking statements’ within the meaning of the ‘safe harbor’ provisions of the United States Private Securities Litigation Reform Act of 1995 and Canadian securities laws. The words ‘expect’, ‘believe’, ‘will’, ‘intend’, ‘estimate’ and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties, risks and contingencies, including the possibility that drill programs will not yield the expected results. The Company cautions the reader that such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual financial results, performance or achievements of Clifton Star Resources to be materially different from the Company’s estimated future results, performance or achievements expressed or implied by those forward-looking statements and that the forward-looking statements are not guarantees of future performance. These statements are also based on certain factors and assumptions. For more details on these estimates, risks, assumptions and factors, see the Company’s most recent Form 20-F/Annual Information Form on file with the U.S. Securities and Exchange Commission and Canadian provincial securities regulatory authorities. The Company disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, events or otherwise, except as expressly required by law. Readers are cautioned not to put undue reliance on these forward-looking statements.

# SCHEDULE 1

FIGURE 1

Surface Plan
CLIFTON STAR Resources inc.
Beattie
Donchester
North Zone
West – RS-RW Zone
South Zone
Dumico
Central Duparquet
CD-Main Zone
1 km
N
W
E
S

LOCATION OF THE MINERALIZATION ON THE DUPARQUET PROJECT

FIGURE 2

North Zone
Longitudinal
CLIFTON STAR Resources inc.
BD10-277
BD10-173
BD10-171
BD10-218
BD10-170
BD10-168
BD10-133
BD11-149
630000
630500
631000
631500
632000
633000
-500
-1000
Beattie
Donchester
Central
Duparquet
(Looking North)
300m

| Hole | Length (m) | Au g/t |
|---|---|---|
| BD10-133 | 31.5 | 2.03 |
| BD10-168 | 32.9 | 1.64 |
| BD10-170 | 36.0 | 2.25 |
| BD10-218 | 33.0 | 1.99 |
| BD10-171 | 30.7 | 1.79 |
| BD10-173 | 28.1 | 1.96 |
| BD10-277 | 58.3 | 2.06 |
| D11-149 | 32.3 | 1.66 |

DRILL HOLES LOCATION IN RED

10

FIGURE 3

W-RW-RS Longitudinal
CLIFTON STAR
Resources inc.
BD11-333
BD11-336M
BD11-335
BD11-339
BD11-341
630000
630500
631000
631500
632000
633000
0
-500
-1000
Beattie
Donchester
Central
Duparquet
(Looking North)
300m

| Hole | Length (m) | Au g/t |
|---|---|---|
| BD11-333 | 78.0 | 1.69 |
| including | 31.0 | 2.55 |
| BD11-335 | 16.0 | 9.02 |
| BD11-336M | 19.0 | 3.76 |
| BD11-339 | 77.0 | 2.94 |
| BD11-341 | 38.0 | 1.74 |

DRILL HOLES LOCATION IN RED

FIGURE 4

South Zone
Longitudinal
CLIFTON STAR
Resources inc.
BD11-334M
630000
630500
631000
631500
632000
633000
0
-500
-1000
Beattie
Donchester
Central
Duparquet
(Looking North)
300m

| Hole | Length (m) | Au g/t |
|---|---|---|
| BD11-334M | 41.0 | 2.08 |

11

DRILL HOLES LOCATION IN RED

FIGURE 5

Central Duparquet Main Longitudinal
CLIFTON STAR
Resources inc.
CD11-03
CD11-01
Donchester
Central Duparquet
Dumico
Central Duparquet
(Looking North)
300m

| Hole | Length (m) | Au g/t |
|---|---|---|
| CD11-01 | 37.0 | 1.79 |
| CD11-03 | 19.0 | 4.86 |

DRILL HOLES LOCATION IN RED

FIGURE 6

Beattie
CLIFTON STAR
Resources inc.
BD11-334M
BD11-333
2.08 g/t over 41.0m
1.69 g/t over 78.0m
2.37 g/t over 5.0m
Syenite
South Zone
West Zone
North Zone
100m
Section 630,100E
(Looking West)
2011 Drill Hole
Pre 2011 Drill Hole

DRILL HOLES LOCATION

12

FIGURE 7

Beattie
BD10-223
BD10-173
BD10-171
CLIFTON STAR
Resources inc.
300
200
100
0
-100
-200
-300
-400
1.79 g/t over 30.7m
1.96 g/t over 28.1m
1.05 g/t over 9.0m
1.34 g/t over 25.4m
2.17 g/t over 8.2m
1.47 g/t over 6.8m
100m
Syenite
Section 630,700E
(Looking West)
South Zone
North Zone
2011 Drill Hole
Pre 2011 Drill Hole

DRILL HOLES LOCATION

FIGURE 8

Beattie
BD10-133
BD11-331
CLIFTON STAR
Resources inc.
300
200
100
0
-100
-200
-300
-400
2.058 g/t over 5m
1.48 g/t over 4.8m
2.03 g/t over 31.5m
1.68 g/t over 32.9m
(BD10-168)
100m
Syenite
Section 630,900E
(Looking West)
South Zone
North Zone
2011 Drill Hole
Pre 2011 Drill Hole

DRILL HOLES LOCATION

13

FIGURE 9

BD11-339
BD11-341
CLIFTON STAR
Resources inc.
300
250
200
150
100
50
0
2.94 g/t Au over 77.0m
1.74 g/t Au over 38.0m
Beattie
RW / RS Zone
Section 5374400 N
(Looking North)
2011 Drill Hole
Pre 2011 Drill Hole

DRILL HOLES LOCATION